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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. ____2_____)


                        WORKGROUP TECHNOLOGY CORPORATION
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   980903 20 7
                                   -----------
                                 (CUSIP Number)


                              Carl F. Barnes, Esq.
                      Morse, Barnes-Brown & Pendleton, P.C.
                                 Reservoir Place
                          Waltham, Massachusetts 02451
                                 (781) 622-5930
                          ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 22, 2002
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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CUSIP NO.  980903 20 7          SCHEDULE 13D               PAGE 2 OF 5 PAGES
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1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Robert B. Ashton


2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                         (b) [ ]


3      SEC USE ONLY


4      SOURCE OF FUNDS*

                  PF


5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                  [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.


NUMBER OF                  7     SOLE VOTING POWER                      450,351
SHARES
BENEFICIALLY               8     SHARED VOTING POWER                          0
OWNED BY
EACH                       9     SOLE DISPOSITIVE POWER                 450,351
REPORTING
PERSON WITH                10    SHARED DISPOSITIVE POWER                     0


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  450,351


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                       [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.5%


14     TYPE OF REPORTING PERSON*

                  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  980903 20 7          SCHEDULE 13D               PAGE 3 OF 5 PAGES
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Robert B. Ashton (the "Reporting Person") hereby amends his statement on
Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, Workgroup Technology Corporation (the "Issuer"), as set forth below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated in its entirety as follows:

     Pursuant to a letter agreement dated November 21, 2001, the Reporting Person has purchased an aggregate of 400,245 Shares of the Issuer's Common Stock from Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (collectively, the "Sellers") for an aggregate purchase price of $132,080.85. The Reporting Person acquired an aggregate of 20,006 Shares of the Issuer's Common Stock in open market transactions between December 20, 2001 and January 10, 2002, for an aggregate purchase price of $12,502. As further described in Item 5, below, the Reporting Person acquired 30,100 additional Shares of the Issuer's Common Stock in open market transactions on January 18, 2002, for an aggregate purchase price of $27,993. The Reporting Person used personal funds to acquire all such Shares.


ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 is hereby amended and restated in its entirety as follows:

     The Reporting Person purchased the Shares identified in his initial statement on Schedule 13D for investment purposes. After discussions with the Issuer's management and certain members of the Issuer's Board of Directors (the "Board"), however, on January 22, 2002, the Reporting Person informed the Board of his concerns regarding the Issuer's business, prospects and financial condition. In addition, the Reporting Person made the following recommendations to the Board:

     * The Reporting Person recommended that the independent members of the Board resign from the Board;

     * The Reporting Person recommended that the vacancies resulting from such resignations be filled with new directors to be recommended by the Reporting Person;

     * The Reporting Person recommended that, if the Board's judgment is that the Issuer cannot survive as an independent entity with the $3.5 million in cash currently on the Issuer's books, then the Board should aggressively pursue the most favorable merger or sale option available to the Issuer;

     * The Reporting Person recommended that the Issuer cut expenses to immediately achieve break-even operating results; and

     * The Reporting Person recommended that the Issuer not attempt to raise additional equity capital that would likely dilute the interests of all of the Issuer's shareholders.

     The Reporting Person may make additional purchases of shares of the Issuer's Common Stock or other securities of the Issuer in such manner and in such amounts as he determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including his further evaluation of the Issuer's business, prospects and financial condition, the Board's response to the Reporting Person's recommendations, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market, in private transactions or directly from the Issuer. Alternatively, based on the same factors, the Reporting Person may sell or otherwise dispose of some or all of the Shares or any such other securities of the Issuer.

     Except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.



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CUSIP NO.  980903 20 7          SCHEDULE 13D               PAGE 4 OF 5 PAGES
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

     (a)-(b) The Reporting Person is the beneficial owner of 450,351 shares of the Issuer's Common Stock pursuant to Rule 13d-3. Such Shares constitute approximately 24.5% of the issued and outstanding shares of the Issuer's Common Stock. The Reporting Person possesses the sole power to vote and the sole power to dispose of the Shares.

     (c) The Reporting Person effected the following open market purchases of the Issuer's Common Stock since the date on which he filed Amendment No. 1 to his initial statement on Schedule 13D relating to the Shares:

                                                                    AGGREGATE
DATE OF PURCHASE     NUMBER OF SHARES      PRICE PER SHARE       PURCHASE PRICE

   01/18/02              30,100                 $0.93               $27,993


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and restated in its entirety as follows:

     The Reporting Person acquired 400,245 of the Shares referred to in Item 5 from the Sellers pursuant to the Letter Agreement. The Reporting Person paid $132,080.85 to the Sellers for such Shares.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

     1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (included as Exhibit No. 1 to the Reporting Person's Schedule 13D filed on November 30, 2001).

     2.   Letter dated January 22, 2002, from the Reporting Person to the
          Issuer.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:       January 23, 2002

                                           /s/ Robert B. Ashton
                                           Robert B. Ashton


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CUSIP NO.  980903 20 7          SCHEDULE 13D               PAGE 5 OF 5 PAGES
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                                  EXHIBIT INDEX


1. Letter Agreement dated as of November 21, 2001, by and among Robert B. Ashton, Advent VI, L.P., Chestnut Capital International III, L.P., Advent Industrial II, L.P., Advent Atlantic and Pacific II, L.P., Advent New York, L.P. and TA Venture Investors, L.P. (included as Exhibit No. 1 to the Reporting Person's Schedule 13D filed on November 30, 2001).

2.   Letter dated January 22, 2002, from the Reporting Person to the Issuer.